O'Neill Law Group PLLC		435 Martin Street, Suite 1010 Blaine, WA 98230
		Telephone:	360-332-3300
Stephen F.X. O'Neill*	Christian I. Cu**	Facsimile:	360-332-2291
		E-mail:	son@stockslaw.com

File #4381
January 13, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0304
Washington, D.C. 20549

Attention: Ms. Janice McGuirk, Financial Analyst

Dear Madam:

RE:	SOUTHRIDGE ENTERPRISES INC. (the "Company")
	-	Amendment No.1 to Form SB-2
	-	Filed December 2, 2004
	-	SEC File Number 333-119729

We write on behalf of Southridge Enterprises Inc. (the “Company”) in response to your comment letter dated January 7, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form SB-2/A as revised, the ("Amended SB-2"). We enclose with this letter a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

RECOMMENDATIONS OF GEOLOGICAL REPORT AND GEOLOGICAL EXPLORATION PROGRAM, PAGE 24

1.
IN THE PENULTIMATE PARAGRAPH, PLEASE REVISE “OUR CASH ON HAND TO DATE…” TO INCLUDE THE DATE OF THE REPORTED CASH BALANCE. PLEASE REVISE YOUR SECOND RISK FACTOR IN A SIMILAR MANNER AND ELSEWHERE IN THE PROSPECTUS, AS APPROPRIATE.

In response to this comment, the Company has revised the Amended SB-2 as requested.

2.
THE REPORT PROVIDED WAS A GEOLOGICAL REPORT ON THE PHASE I EXPLORATION RESULTS PREPARED BY W.G. TIMMINS, P.ENG. THIS REPORT WAS DEVELOPED BY YOUR CONSULTING GEOLOGIST AND CONTAINED HIS CONCLUSIONS ON THE RESULTS OF PHASE I EXPLORATION PROGRAM DATED OCTOBER 29, 2004. THIS REPORT, WHILE INFORMATIVE, WAS NOT THE REPORT REFERENCED IN THE FILING.

SUPPLEMENTALLY PROVIDE A COPY OF THE EXPLORATION REPORT DEVELOPED BY W.G. TIMMINS, P.ENG., ENTITLED “REPORT ON THE HILLTOP CLAIMS” DATED AUGUST 10, 2004. THIS IS A GEOLOGICAL EVALUATION REPORT ON THE HILLTOP CLAIMS. THIS REPORT SUMMARIZES THE HISTORY OF THE HILLTOP MINERAL CLAIMS EXPLORATION AND THE REGIONAL/LOCAL GEOLOGY. ALSO ADDRESSED ARE THE MINERALIZATION OBSERVED AND

VANCOUVER OFFICE:	O'Neill Law Corporation Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3 Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Ms. Janice McGuirk	2

THE GEOLOGICAL FORMATIONS IDENTIFIED AS A RESULT OF THE PRIOR EXPLORATION. THE GEOLOGICAL REPORT ALSO GIVES CONCLUSIONS REGARDING POTENTIAL MINERALIZATION THE MINERAL CLAIMS AND RECOMMENDS FURTHER GEOLOGICAL EXPLORATION THE MINERAL CLAIMS. A BRIEF PROGRAM IS OUTLINED.

In response to this comment, please find attached a copy of the August 10, 2004 geological report referenced in the SB-2. The report was previously supplementally filed with the SEC on the initial submission of the Company’s SB-2.

RESULTS OF OPERATIONS FOR THE PERIOD ENDING AUGUST 31, 2004

3.	AS PREVIOUSLY REQUESTED, PLEASE STATE THE OFFERING EXPENSED PAID TO DATE AND THE AMOUNT TO BE PAID IN THE FUTURE, IF ANY.

In response to this comment, the Company has revised the Amended SB-2 as requested.

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET, PAGE 2

4.

WE NOTED FROM YOUR RESPONSE TO COMMENT 21 THAT CASH INCLUDES $2,500 IN THE LAWYER’S TRUST ACCOUNT. SUPPLEMENTALLY EXPLAIN THE TRANSACTION, DISCLOSE ITS NATURE, RESTRICTION IF ANY, AND ITS AVAILABILITY TO PAY CURRENT OBLIGATIONS AND TELL US HOW YOUR PRESENTATIONS APPROPRIATE. PLEASE NOTE THAT CASH AND CASH EQUIVALENTS MUST BE READILY AVAILABLE TO PAY CURRENT OBLIGATIONS AND FREE FROM ANY CONTRACTUAL RESTRICTIONS. CASH THAT IS RESTRICTED OR IN ESCROW SHOULD BE SEGREGATED FROM THE GENERAL CASH CATEGORY; THE RESTRICTED CASH IS EITHER CLASSIFIED IN THE CURRENT ASSET OR IN THE NONCURRENT ASSET SECTION, DEPENDING ON THE DATE OF AVAILABILITY OR DISBURSEMENT. PLEASE REVISE AS APPROPRIATE. ALSO, PLEASE ENSURE THAT RESTRICTED CASH IS PROPERLY CLASSIFIED IN YOUR CONSOLIDATED STATEMENT OF CASH FLOWS. REFER TO SFAS 95.

In response to this comment, the Company classifies cash balances as restricted when cash is restricted as to withdrawal or usage. The cash balance of $2,500 in the trust account of the Company’s counsel is not restricted and is used to pay the Company’s current obligations. The Company’s accountants have revised the audited financial statements for the period ended August 31, 2004 to clarify that the Company classifies cash balances as restricted when cash is restricted as to withdrawal or usage and that the restricted cash balance as at August 31, 2004 is $nil.

5.
WE NOTED YOUR RESPONSE TO COMMENT 24 AND UNDERSTAND THAT YOU HAVE RESTATED THE FINANCIAL STATEMENTS TO EXPENSE THE MINERAL LEASES. PLEASE REVISE TO INCLUDE A NOTE TO DISCUSS THE NATURE OF THE ERROR IN THE PREVIOUSLY ISSUED FINANCIAL STATEMENTS AND THE EFFECT OF ITS CORRECTION ON NET INCOME, AND THE RELATED PER SHARE AMOUNTS. REFER TO APC20, PARAGRAPHS 36-37. WE ALSO BELIEVE THE CHANGE SHOULD BE REFERENCED IN THE AUDITOR’S REPORT, AS CONTEMPLATED BY SECTION 561 OF THE CODIFICATION OF STATEMENTS ON AUDITING STANDARDS. PLEASE REVISE ACCORDINGLY.

In response to this comment, the Company’s accountants have revised the audited financial statements as requested. Please see the corresponding amendments to the audit report and Note 2 of the audited financial statements in the Amended SB-2

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
FOREIGN CURRENCY TRANSLATION, PAGE 8

6.
WE READ YOUR RESPONSE TO COMMENT 23 AND YOUR REVISED DISCLOSURE THAT THE FUNCTIONAL AND REPORTING CURRENCY IS US$. WE UNDERSTAND THAT THE PRIMARY ECONOMIC ENVIRONMENT IN WHICH YOU OPERATE IS IN CANADA. PLEASE CONFIRM TO US THAT YOUR FUNCTIONAL CURRENCY IS US$. IF THE

O'Neill Law Group PLLC United States Securities and Exchange Commission Attention: Ms. Janice McGuirk	3

FUNCTIONAL AND REPORTING CURRENCY IS THE SAME, WE WOULD NOT EXPECT THE REMEASURERMENT PROCESS TO OCCUR. PLEASE REVISIT YOUR DISCLOSURE AND REVISE ACCORDINGLY. REFER TO SFAS 52, PARAGRAPH 10.

In response to this comment, the Company confirms that its functional and reporting currency is in US$. The Company was incorporated in the US, has a US$ bank account, and acquired its property in US$.

GENERAL

7.	PLEASE UPDATE THE DISCLOSURE THROUGHOUT THE PROSPECTUS TO THE LATEST DATE PRACTICABLE.

In response to this comment, the Company has updated the Amended SB-2 as requested.

SIGNATURES

8.
THE SIGNATURE PAGE SHOULD DESIGNATE THE INDIVIDUAL(S) OPERATING IN THE CAPACITIES OF PRINCIPAL EXECUTIVE OFFICER, PRINCIPAL ACCOUNTING OFFICER, AND PRINCIPAL FINANCIAL OFFICER. PLEASE NOTE IN THE AMENDMENT TO BE FILED.

In response to this comment, the Company has revised the Amended SB-2 as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Stephen F.X. O’Neill

STEPHEN F.X. O'NEILL
SON/clk
Enclosures

cc:	Southridge Enterprises Inc.
	Attn:	Mr. Vernon Samaroo, President